Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1             Name and Address of Company

PLATINUM GROUP METALS LTD. (the “Company”)

788 — 550 Burrard Street Vancouver BC, V6C 2B5

Telephone: (604) 899-5450     Facsimile: (604) 484-4710

Item 2             Date of Material Change

December 9, 2014

Item 3             News Release

A news release was disseminated on December 9, 2014 to the Toronto Stock Exchange (the “TSX”) as well as  through various other approved public media and was SEDAR filed with the British  Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick,  Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions (the “Commissions”).

Item 4             Summary of Material Change(s)

The Company has entered into a term sheet (the “Term Sheet”) with Sprott Resource Lending Partnership (“Sprott” or the “Lender”) for a Senior Secured Operating Loan Facility (the “Facility”) of up to US$40 million.  The Company will use the proceeds of the Facility for the development and operation of the WBJV Project 1.  The Facility matures on December 31, 2017.

Item 5             Full Description of Material Change

5.1                               Full Description of Material Change

The Company has entered into the Term Sheet with Sprott for the Facility of up to US$40 million.  The Company will use the proceeds of the Facility for the development and operation of the WBJV Project 1.  The Facility matures on December 31, 2017.

The Facility shall be for a maximum principal amount of US$40 million at an interest rate of LIBOR plus 8.50%, compounded and payable monthly.  The Company will be obligated to make certain payments to the Lender, including: (a) a bonus payment in the amount of US$1,500,000, being 3.75% of the principal amount of the Facility, payable in common shares of the Company issued at a deemed price per share equal to that in the next public offering of common shares of the Company; (b) a draw down payment to the Lender equal to 2% of the amount being drawn down from time to time under the Facility, payable in common shares issued at a deemed price equal to the volume weighted average trading price of the common shares on the TSX for the ten trading days immediately prior to the draw down request; (c) a structuring fee comprised of a cash payment in the amount of US$100,000, payable concurrently with the execution and delivery of the Term Sheet; and (d) a standby fee payable in cash equal to 4% per annum, post-closing of the un-advanced principal amount of the Facility.

The Facility is planned to be available at the delivery and sale of first commercial concentrate from the WBJV Project 1 targeted for fourth quarter 2015.

Provision of the Facility by the Lender is subject to certain terms and conditions before becoming a commitment, including the completion and implementation of a definitive credit agreement (the “Credit Agreement”), security and other documents, as well as the satisfaction of conditions precedent to be set out in the Credit Agreement, including satisfactory due diligence and the receipt of all applicable approvals, including stock exchange, regulatory, Waterberg partner, South African Reserve Bank and other approvals.

5.2                               Disclosure for Restructuring Transactions

Not applicable.

Item 6             Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7             Omitted Information

Not applicable.

Item 8             Executive Officer

The following senior officer of the Company is knowledgeable about the material change and may be contacted by the Commissions at the following telephone number:

R. Michael Jones, President & CEO  Phone: (604) 899-5450

Item 9             Date of Report

December 9, 2014